

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

November 12, 2008

Mr. Joseph Sorci
Chief Executive Officer
Accelerated Building Concepts Corporation
2910 Bush Drive
Melbourne, FL 32935

> **Re: Accelerated Building Concepts Corporation**
> **Item 4.02 Form 8-K**
> **Filed August 19, 2008**
> **File No. 1-11873**

Dear Mr. Sorci:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Adam Phippen
Staff Accountant